UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2014

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Paseo de la Castellana, 81

28046 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), in compliance with the Securities Market legislation, hereby communicates the following:

RELEVANT EVENT

Moody’s Investor Service (Moody’s) has today upgraded to Baa2 from Baa3 the debt and deposit ratings of BBVA and changed the outlook to positive from stable.

At the same time, Moody’s has:

•	Upgraded BBVA’s standalone Bank Financial Strength Rating (BFSR) to C- (equivalent to a baa2 baseline credit assessment (BCA)) from D+ / baa3. The outlook on the BFSR remains stable.

•	Upgraded BBVA’s short term rating to Prime-2 from Prime-3.

•	Upgraded BBVA’s subordinated debt ratings to Baa3 from Ba1. The outlook on this rating remains stable.

•	Upgraded BBVA’s preference shares’ ratings to Ba3 from B1. The outlook on this rating remains stable.

Madrid, March 4, 2014

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: March 4, 2014	By:	/s/ Tomás Blasco Sánchez
	Name:	Tomás Blasco Sánchez
	Title:	Head of Investor Relations Department